Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

06013046

24 April 2006

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per Andrew M Knox
Public Officer

Enc.

QUARTERLY REPORT
FOR THE QUARTER ENDING 31 MARCH 2006

QUARTER HIGHLIGHTS

- Cash at the end of the quarter was A$16.2 million.

Papua New Guinea

- Quarterly revenue received from SE Gobe field was A$2.3 million.
- SE Gobe -12 encountered a 25.8 metre net oil column, overlain by a 25.4 metre net gas column.
- SE Gobe -13 well began drilling at the end of the quarter.
- SE Gobe oil reserves increased.

Indonesia

- Jeruk -3 began drilling to test the central area of the Jeruk oil field.
- Subsequent to the end of the quarter, the Dukuh -1 exploration well began drilling on 6th of April 2006.

New Zealand

- Letters of intent were issued for down hole heating and for provision of a jack up drilling rig for development drilling in the Maari field.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646 % interest)
Operator: Oil Search

At the end of the quarter, the SE Gobe oil field was producing at an average rate of approximately 7500 barrels of oil per day (Cue share approximately 250 barrels of oil per day). Cue's oil production revenue received during the quarter from the SE Gobe oil field was A$2.3 million and equated to 27,152 barrels. Cue did not have any hedging arrangements in place during the quarter.

During the quarter, the SE Gobe 12 well encounted a 25.8 metre net oil column in the lower Iagifu sandstone reservoir, overlain by a 25.4 metre net gas column in the upper Iagifu sandstone reservoir. The well was completed as an oil producer and a potential future gas injector. Oil production from the well began on 12th of April 2006.

On 30th of March 2006, SE Gobe -13 began drilling as a follow up to the successful SE Gobe -11 and SE Gobe -12 wells.

Subsequent to the end of the quarter, Oil Search announced that an independent audit of SE Gobe oil reserves, as at 31 December 2005, had determined that gross ultimate recoverable 1P reserves increased from 34.1 mmbbls at year end 2004, to 40.9 mmbbls, while 2P reserves rose from 39.1 mmbbls to 43.3 mmbb.

As at year end 2005, 31.7 mmbbls had been produced from the field.

Cue's share of revised remaining to be produced 1P reserves was 0.302 million barrels and of remaining to be produced 2P reserves was 0.381 million barrels, this represents a net increase of 0.05 million barrels, even after 2005 net oil production of 0.098 million barrels.

2. DEVELOPMENT ACTIVITY

- **INDONESIA**

Sampang PSC - Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

Oyong Background

The Oyong field was discovered in mid 2001.

The oil and gas discovery is in 45 metres of water approximately 8 kilometres south of Madura Island. The three initial wells Oyong -1, -2, -3 indicated a gas column of approximately 120 metres, underlain by a 38 metre oil column.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field.

The sale is denominated in US dollars.

Oyong Development Plan

Oyong is being developed in two phases, an oil phase followed by a gas development phase.

The production facility consists of a simple well head structure formed by triangular braced surface well conductors which extend above the sea surface from a sea floor tall template structure. The development wells have been drilled through and between the conductors.

Oil and gas will be processed on a nearby moored production barge. Oil will be stored in a permanently moored tanker prior to being exported and gas will be sent by pipeline to the P.T. Indonesia electricity generating station at Grati, East Java, under the existing contract. Solution gas associated with the early oil production will be reinjected until gas production begins to Grati.

Development Progress

Development drilling was completed in December 2005. Drilling of the development wells revealed unexpected sealing faults that divide the reservoir into several fault bounded compartments.

Oil is absent from all fault compartments in the southern part of the field, but present in those in the north. The gas column is present in all fault compartments, substantially as anticipated. The structural complexity has required the drilling of pilot holes and some side track wells, leading to higher drilling costs.

The field compartmentalisation has also resulted in lower volumes of oil in place and hence in lower volumes of recoverable oil than previously interpreted. Preliminary analysis suggests that recoverable oil volumes are now likely to be less than 8 million barrels, but that recoverable gas volumes are still likely to be around 90 billion cubic feet of sales gas.

Due to protracted contractual negotiations and delays in completing modifications to the production barge, oil production is expected to begin in third quarter 2006. Initial field oil flow rates are likely to be around 10,000 barrels of oil per day. A better understanding of production capability is likely after the field has been producing oil for several months. The gas production rate is not expected to be significantly changed and will be between 40-60 million cubic feet per day, with gas production expected to begin in mid 2007.

Oyong Capital Cost

The capital expenditure for the field is now anticipated to be approximately US$130 million. Cue's share is now estimated to be US$19.5 million. The increase has been primarily due to the additional development drilling costs and escalation in the production barge modification costs.

- **NEW ZEALAND**

PMP 38160
PEP 38413 Taranaki Basin - New Zealand (5% interest)
Operator: OMV New Zealand

Maari Background

PMP 38160 and PEP 38413 contain the Maari field and the nearby Manaia oil discovery, respectively. Cue acquired its interest in the field in March 2005. Maari is situated in 100 metres water depth, approximately 80km from the Taranaki coast and is the largest undeveloped offshore oil field in New Zealand. The field was discovered by the Moki -1 exploration well, drilled in 1983 and has been the subject of a number of subsequent delineation wells.

Total P_{50} Moki formation recoverable oil volumes in the field are estimated to be approximately 45-50 million barrels. Oil is also present in shallower M2A sands and oil and gas in the deeper Mangahewa Formation. Only the Moki Formation will be initially produced.

The M2A sands will be further appraised by the Moki Formation production wells and could provide upside production in the future. The Manaia discovery requires further appraisal before its ultimate potential can be determined.

The proposed development scheme for Maari is a well head platform which will house the well heads for five horizontal production wells and three water injection wells. The produced hydrocarbons and water will be sent by subsea flow lines to a nearby Floating Production, Storage and Offtake (FPSO) vessel, where the oil, associated gas and produced water will be separated and processed.

First oil production anticipated in the first half of 2008 with an initial expected oil production rate of approximately 35,000 barrels of oil per day (gross), (Cue's share being 1750 barrels of oil per day). Oil production is expected to continue for around 10 years in the P_{50} reserve case.

Cue's share of capital development costs is now estimated to be US$18-20 million, an increase of US$6 million, primarily due to the substantial general cost increases being experienced by the oil and gas industry.

Activity

During the quarter, development of the field progressed steadily; letters of intent were issued for the down hole heating and for the jack up drilling rig for development well drilling.

Other development contractual activities were ongoing.

3. EXPLORATION AND APPRAISAL ACTIVITIES

- **PAPUA NEW GUINEA**

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Oil Search

The Murray Deep sub thrust prospect is expected to be drilled in August 2006.

PRL -8 - Papuan Basin, PNG (10.72% Interest)
Operator: Oil Search

No exploration activity took place during the quarter.

PRL -8 contains the Kimu gas field. Oil Search estimates that Kimu contains approximately 900 billion cubic feet of recoverable gas that contains no sulphur or carbon dioxide. Cue's net share is approximately 100 billion cubic feet of recoverable gas.

PRL -9 - Papuan Basin, PNG (14.894% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PRL -9 contains the Barikewa gas field. Barikewa is assessed by Santos to contain approximately 800 billion cubic feet of recoverable natural gas with Cue's share being approximately 120 billion cubic feet. Barikewa is located immediately adjacent to the likely route for the proposed PNG - Queensland gas pipeline.

- **INDONESIA**

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

Jeruk Background

Following the encouraging results of the Jeruk -2 Sidetrack 2 well, Cue reinstated its full 15% interest in the Jeruk oil discovery, on 28 April 2005.

Cue's option to reinstate was triggered by Santos' proposal to further appraise the Jeruk discovery by re-entering the Jeruk -2 well and further sidetracking, coring and production flow testing the well, and to drill four additional appraisal wells.

The additional Jeruk appraisal drilling activity is designed to follow up the results from the Jeruk -1 and Jeruk -2 wells, which were drilled by Santos on a sole risk basis in 2004 and early 2005.

Jeruk -1 tested 4,700 barrels of oil and water from an open hole test at the top of the objective carbonate reservoir.

The Jeruk -2 Sidetrack 2 appraisal well flowed 7488 barrels of 33 ° API oil over a five hour period, through a 0.5 inch surface choke from an 18 metre interval from 5134 to 5152 metres measured depth at the top of the carbonate reservoir. The flow rate was constrained by the throughput capacity of the surface production facilities.

A further drill stem test (DST-3) in Jeruk -2 sidetrack 3, over the interval 5430-5460 metres measured depth, recovered oil and water, but flow potential of this zone could not be established due to restrictions caused by debris in the test string and mechanical problems in the well bore. The qualities of the oil and the pressure data from this test indicated that the oil is part of the same hydrocarbon column tested by the shallower Jeruk -2 Sidetrack 2 oil test, and consequently an oil column of some 380 metres was inferred to be present by the Operator.

Finance

By reinstating its rights Cue became obligated to pay in cash a lump sum amount of approximately US$9.1 million (A$12 million), being equivalent to the cost it would have incurred if it had participated in the Jeruk -1 and -2 wells from the outset. The lump sum was paid on 27 May 2005. In addition, Cue was required to pay a premium out of any future Jeruk oil production of approximately US$55 million to Santos and thence indirectly to Medco (see "Medco Agreement" below).

In order to replace existing funds which were used to pay the lump sum and the cost of the re-entry, further sidetracking, coring and testing of Jeruk -2, Cue made a renounceable pro-rata entitlement offer in May 2005, of one new share for every five existing shares at an issue price of AUD 20 cents, raising AUD 17.4 million, less fees. At the time of this offer, Cue noted that a further equity rasing would most likely be required to fund further Jeruk appraisal drilling.

Jeruk -2 Sidetrack -4

In early May 2005, the Jeruk -2 well was re-entered and further sidetrack operations began. The side track was located approximately 200 metres west of Jeruk -2 ST 2. The top of the carbonate reservoir was penetrated some 66 metres low to prediction

and approximately 40 metres low to the top in Jeruk -2 ST 2. An open hole flow test of the upper portion of the hole from 4974-5100 metres measured depth, flowed oil and mud prior to the test packer failing and the test being aborted.

Three rock cores were cut in total, to provide information on the reservoir quality. The cores show poor quality reservoir at this location. A deeper open hole flow test of the zone from 5088-5230 metres measured depth, initially recovered formation water and later, oil.

The zone from which the formation water was recovered is above the depth (5430-5460 metres measured depth) where oil and formation water were recovered in Jeruk -2 Side track -3.

A further flow test attempted at the top of the reservoir over the interval 5042-5080 metres measured depth, failed due to mechanical problems, requiring the well to be again side tracked into the top of the reservoir, where an open hole flow test over the interval 5027-5102 metres measured depth recovered oil at a controlled rate of 3000 barrels of oil per day. This test was designed to investigate reservoir parameters and to obtain a representative bulk sample of oil to allow determination of the chemical composition of the oil, including wax content, and to allow more reliable measurement of the concentration of contaminants, such as hydrogen sulphide and carbon dioxide.

The Jeruk drilling results to date indicate more variation in the rock quality and possibly a more complex reservoir system than earlier thought. There remains significant uncertainty as to the size of the oil pool and additional appraisal drilling will be required to reduce the uncertainty.

Seismic

Acquisition of an extensive 3D seismic survey over the eastern and western portions (including Jeruk) of the Sampang block began in January 2005. The new seismic was used to remap Jeruk and to locate the Jeruk -3 appraisal well in the interpreted central area of the field.

Jeruk -3

Jeruk -3 began drilling on the 24th of January 2006, and on the 16th of March had encountered what was interpreted to be the top of the Kujung objective at 4960 metres measured depth (4696 metres vertical depth). The forward plan was to run $9^5/_8$ inch casing to the Kujung and continue evaluation of the objective.

Due to mechanical difficulties the casing was unable to reach the Kujung and at the end of the quarter, the casing was being recovered from the hole. Subsequent to the end of the quarter, the hole is side tracking to the Kujung, around a portion of the $9^5/_8$ inch casing which could not be recovered from the original hole. The forward plan is to rerun $9^5/_8$ inch casing in the side track hole to the Kujung and continue evaluation of the objective. On Monday 24th of April 2006, the well was at 4692 metres measured depth (4462 metres vertical depth) and drilling towards the objective.

Medco Agreement

During the quarter, Cue entered into an agreement with Medco Strait Services Pte Ltd ("Medco"), a subsidiary of PT Medco Energi Internasional Tbk, to share the costs and revenue in respect of the Jeruk field. This agreement, in conjunction with a Deed of Release, removed 90.9% of the in kind premium due by Cue to Santos (being that portion of the premium due to Medco under an earlier Jeruk participation agreement between Medco and Santos).

The remaining 9.1% of the in kind premium due by Cue to Santos continues in force.

The obligation to pay an in kind premium arose as a result of Cue reinstating its rights following the drilling of two sole risk wells on the Jeruk structure previously funded solely by Santos and Medco.

In return for Medco foregoing its share of the above premium, Cue has transferred a 6.818182% economic interest out of its 15% interest in the Jeruk discovery to Medco.

Cue's Jeruk economic interest reduces to 8.181818% as a result of the transaction with Medco, and could reduce further to 7.36% following participation by the nominated Indonesian company (see below).

The agreements remove the requirement for Cue to forego production to the value of approximately USD50 million out of Cue's share of potential production from Jeruk and allows Cue to participate earlier in any possible cash flow from Jeruk.

In addition, Medco has reimbursed Cue in cash for the Medco proportional share of the past Jeruk expenditures and working capital, equating to approximately USD6 million.

The agreement with Medco;

- Provides Cue earlier cash flow from any Jeruk production
- Provides prorata reimbursement of past costs
- Reduces Cue's risk exposure
- More closely aligns the interests of the Jeruk participants and
- Allows Cue to retain its full 15% interest in the remainder of the Sampang PSC.

Singapore Petroleum Company Limited (SPC) also entered into a similar pro rata arrangement with Medco.

Other Exploration

The 3D seismic, within the Sampang PSC area, was designed to also provide more detailed information on several potentially drillable prospects.

Three exploration wells are expected to be drilled in 2006. The first well, which commenced on 6th of April, is being drilled on the Dukuh prospect in the western portion of the contract area, adjacent to the Jeruk oil discovery. The Dukuh prospect is a structural closure with sandstone reservoir objectives. The well is expected to be drilled to a total depth of approximately 3200 metres. Any discovery at Dukuh could be tied into the Oyong field, or possibly a future Jeruk oil development.

Other prospects that are likely to be drilled are Wortel, which is adjacent to the Oyong field, and Herbras, which is in the eastern portion of the contract area.

Indonesian Participation

Under the terms of the Sampang PSC (and other Indonesian PSC's), BPMIGAS, has the right by itself, or its nominee to acquire one tenth of the participating interests of each of the participants subject to the reimbursement of all past costs. Petrogas Oyong Jatim, a company associated with the East Java regional government, is the nominee of BPMIGAS and could acquire the interest and, as a result, Cue's participating interest in the PSC could then reduce to 13.5% and in Jeruk to 7.36%. Cue could be reimbursed past costs of approximately $3.4 million upon completion of the proposed transaction. The Sampang Joint Venture has granted an extension of time to 1st of July 2006 for Petrogas Oyong Jatim to complete the transaction.

- **AUSTRALIA**

EP 363 Carnarvon Basin - Western Australia (10% buy back option)
Operator: Apache Energy

No exploration activity took place during the quarter.

T37/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

T38/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

During the quarter, investigation and acquisition of existing technical data continued.

WA-359-P - Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

During the quarter, acquisition and interpretation of existing technical data continued.

WA-360-P - Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

During the quarter, acquisition and interpretation of existing technical data continued.

WA-361-P - Carnarvon Basin - Western Australia (50% interest)

Operator: Cue Energy Resources

During the quarter, acquisition and interpretation of existing technical data continued.

By Order of the Board

Andrew Knox
Public Officer

Various statements in the release constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN	Quarter ended ("current quarter")
45 066 383 971	31 March 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date 9 months $A'000
1.1	Receipts from product sales and related debtors	2,252	6,040
1.2	Payments for (a) exploration and evaluation (refer 2.2)	6,452	1,569
	(b) development	(1,765)	(14,277)
	(c) production	(138)	(1,384)
	(d) administration	(326)	(1,410)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	157	594
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	(539)
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	6,632	(9,407)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(9)	(35)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(9)	(35)
1.13	Total operating and investing cash flows (carried forward)	6,623	(9,442)

1.13	Total operating and investing cash flows (brought forward)	6,623	(9,442)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Share Issue Costs	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	6,623	(9,442)
1.20	Cash at beginning of quarter/year to date	9,441	25,036
1.21	Exchange rate adjustments to item 1.20	234	704
1.22	**Cash at end of quarter**	16,298	16,298

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	25
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Sampang PSC - Indonesia

In January 2006, Cue entered into an agreement with Medco Strait Services Pty Ltd (Medco), a subsidiary of Pte Medco Energi Internasional Tbk, to share the costs and revenue in respect of the Jeruk field. This agreement, in conjunction with a Deed of Release, removed 90.9% of the in kind premium due by Cue to Santos (being that portion of the premium due to Medco under an earlier Jeruk participation agreement between Medco and Santos).

The agreements remove the requirement for Cue to forego production to the value of approximately US$50 million out of Cue's share of potential production from Jeruk and allows Cue to participate earlier in any possible cash flow from Jeruk.

In addition, Medco reimbursed Cue for the Medco proportional share of the past Jeruk expenditures and working capital equating to approximately USD6 million.

In return for Medco foregoing its share of the above premium, Cue has transferred to Medco a 6.818182% economic interest out of its 15% interest in the Jeruk discovery only.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	7,232
4.2	Development	4,030
	Total	**11,262**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	164	1
5.2	Deposits at call	16,134	9,440
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	16,298	9,441

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	 - -	 - -	 - -	 - -
7.3	**+Ordinary securities**	523,532,506	523,532,506	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 - -	 - -	 - -	 - -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -	 - -	 - -
7.7	**Options** *(description and conversion factor)*	 1,000,000 1,000,000	 - -	*Exercise Price* 30 cents 35 cents	 02/05/06 02/05/07
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 24 April 2006
Public Officer

Print name: Andrew Knox

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 31 MARCH 2006

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
(i)Sampang PSC	Santos (Sampang) Pty Ltd	15
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	Barracuda Pty Ltd	5.568892
PRL 9	" " "	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
T/38P	Cue Energy Resources Limited	50.00
WA359P	Cue Energy Resources Limited	50.00
WA360P	Cue Energy Resources Limited	50.00
WA361P	Cue Energy Resources Limited	50.00
AC/P20	Coogee Resources Limited	20.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00
(i)Economic interest in the Jeruk field		8.1818